EXHIBIT 99.1

                                  PRESS RELEASE


             Tikcro Technologies Reports 2006 Third Quarter Results

Tel Aviv, Israel, November 21, 2006 -- Tikcro Technologies Ltd. (OTC BB: TIKRF) today reported results for the third quarter and nine months ended September 30, 2006.

Net income for the third quarter was $ 51,000, or $ 0.01 per share. Net income for the nine months ended September 30, 2006 was $ 176,000 or $ 0.02 per share.

As of September 30, 2006, the Company had cash and marketable securities totaling $10.1 million.

About Tikcro Technologies:

Until the closing of the Assets Transaction with STMicroelectronics in 2002, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs) for broadband communications applications. Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.


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

                                          Tikcro Technologies Ltd.
                                               Balance Sheets
                                         (US dollars in thousands)
--------------------------------------------------------------------------------
-------- ----- ------------------------------------------- --------------- ----


                                                              September 30,         December 31,
                                                                  2006                  2005
         Assets
               Current assets

               Cash and short-term marketable securities     $     10,052   $             9,890
               Other receivables                                       29                    24
                    Total current assets                           10,081                 9,914

                    Total assets                             $     10,081    $            9,914
                                                           ------- -------      ----------------

         Liabilities and Shareholders' Equity
               Current liabilities
               Related party-current account                  $         14  $                42
               Other current liabilities                               151                  162
                                                           -------- -------     ----------------
                    Total current liabilities                          165                  204

               Shareholders' equity                                  9,916                9,710
                                                           ----------------     ----------------

               Total liabilities and shareholders'
               equity                                         $     10,081  $             9,914
                                                           -------- -------     ----------------


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

                            Tikcro Technologies Ltd.
                            Statements of Operations
                (US dollars in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------------

                                                           Three Months Ended September 30         Nine Months Ended September 30
                                                              2006                 2005                 2006              2005
                                                              ----                 ----                 ----              ----

General and administrative expenses                           $ 54        $         63          $        135       $         177
                                                         ----------------     ----------------      --------------     -------------


Total operating expenses                                       54                   63                   135                 177

                                                         ----------------     ----------------      --------------     -------------

Operating loss                                                (54)                 (63)                 (135)               (177)

Financial income, net                                          105                  74                   311                 148
                                                         ----------------     ----------------      --------------     -------------

Net income (loss)                                             $ 51        $         11          $        176       $        (29)
                                                         ================     ================      ==============     =============

                                                         ----------------     ----------------      --------------     -------------
Basic and diluted net earnings (loss) per share(*)           $ 0.01       $         0.00        $      $ 0.02      $       (0.00)
                                                         ================     ================      ==============     =============

Basic weighted average shares(*)                              7,909                7,909                7,909               7,909
                                                         ================     ================      ==============     =============
                                                         ================     ================      ==============     =============

Diluted weighted average shares(*)                            8,053                8,057                8,052               7,909
                                                         ================     ================      ==============     =============
                                                         ================     ================      ==============     =============

(*) After giving retroactive effect to the one-for-three reverse stock split

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